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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     Ward                           Jonathan             W.
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   (Last)                           (First)             (Middle)

     948 Evergreen Drive
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                                    (Street)

     Delray Beach                   FL                 33483
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Cross Country, Inc. (CCRN)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


      3/17/03
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chief Marketing/Strategy Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                              6.
                                                               4.                              5.             Owner-
                                    2A.                        Securities Acquired (A) or      Amount of      ship
                                    Deemed        3.           Disposed of (D)                 Securities     Form:     7.
                                    Execu-        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.Trans-      tion          Code         -----------------------------   Owned at End   (D) or    Indirect
1.                    action        Date,         (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date          if any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)    (mm/dd/yy)   Code     V                    (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock          3/17/03                     A       V       1,752(a)     A                15,519         D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                  10.
                                                                                                       9.         Owner-
                                                                                                       Number     ship
                                                                                                       of         Form
             2.                                                                                        Deriv-     of
             Conver-                          5.                             7.                        ative      Deriv-     11.
             sion                             Number of                      Title and Amount          Secur-     ative      Nature
             or                               Derivative   6.                of Underlying     8.      ities      Secur-     of
             Exer-          3A.       4.      Securities   Date              Securities        Price   Bene-      ity:       In-
             cise   3.      Deemed    Trans-  Acquired (A) Exercisable and   (Instr. 3 and 4)  of      ficially   Direct     direct
             Price  Trans-  Execution action  or Disposed  Expiration Date   ----------------  Deriv-  Owned      (D) or     Bene-
1.           of     action  Date,     Code    of(D)        (Month/Day/Year)            Amount  ative   at End     In-        ficial
Title of     Deriv- Date    if any    (Instr. (Instr. 3,   ----------------            or      Secur-  of         direct     Owner-
Derivative   ative  (Month/ (Month/   8)      4 and 5)     Date     Expira-            Number  ity     Month      (I)        ship
Security     Secur- Day/    Day/      ------  ------------ Exer-    tion               of      (Instr. (Instr.    (Instr.    (Instr.
(Instr. 3)   ity    Year)   Year)     Code V   (A)   (D)   cisable  Date     Title     Shares  5)      4)         4)             4)
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


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
Explanation of Responses:

(a) Grant of restricted shares of Common Stock of the Company, par value $.0001 per share. 1/3 of the shares will vest on 3/17/04, 1/3 of the shares will vest on 3/17/05 and 1/3 of the shares will vest on 3/17/06.

(b) Mr. Hensel's two sons are adult and as a result, he disclaims beneficial ownershipb of these shares.

      /s/Jonathan W. Ward                                       3/17/03
      --------------------------------                    -------------------
      **Signature of Reporting Person                             Date
        Name of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.